Exhibit 8

SUBSIDIARIES OF QUATERRA RESOURCES INC.

Name	Jurisdiction of Incorporation or Organization
Quaterra Alaska, Inc.	Alaska, United States
Minera Agua Tierra S.A. de C.V.	Mexico
Quaterra International Limited	British Virgin Islands
Quaterra International Nieves Limited	British Virgin Islands
Quaterra Blackberry Nieves (BVI) JV Corp.	British Virgin Islands